SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005
Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form20-F  ☑                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-                     .]

SIGNATURES
CEO FORUM - POSCO'S OPERATING RESULTS FOR 2004

POSCO is furnishing under cover of Form 6-K :

Exhibit 99.1 : An English-language translation of certain documents presented during a CEO Forum held in Seoul, Korea on January 13, 2005. Such documents pertain to POSCO’s operating results for the end of 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO (Registrant)
Date January 13, 2005	By	/s/ Cho, Jae-Ku (Signature)*
*Print the name and title under the signature of the signing officer.		Name: Cho, Jae-Ku Title: General Manager of Finance Management Department